

**UNITED STATES**

**SECURITIES AND EXCHANGE COMMISSION**

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 21, 2012

Via E-mail
Victor Wing Cheung Koo
Chief Executive Officer
Youku Inc.
11/F, SinoSteel Plaza
8 Haidian Street, Haidian District
Beijing 100080 PRC

> **Re:** **Youku Inc.**
> **Amendment No. 2 to Form F-4**
> **Filed June 13, 2012**
> **File No. 333-180913**

Dear Mr. Koo:

We have limited our review of your amended registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Tudou's PRC subsidiaries do not have the business scope …," page 85

1. We note your response to comment 3 from our letter dated June 7, 2012 regarding SAFE Circular 142. We also note that Circular 45, strengthening Circular 142, promulgated November 16, 2011 by the State Administration of Foreign Exchange, or SAFE, expressly prohibits foreign invested entities, or FIEs, including WFOEs, from converting registered capital in foreign exchange into RMB for the purpose of equity investment, granting certain loans, repayment of inter-company loans, and repayment of bank loans which have been transferred to a third party. Further, Circular 45 generally prohibits an FIE from converting registered capital in foreign exchange into RMB for payment of various types of cash deposits. Tell us how Circular 45 restricts the ability of your WFOEs to provide financial support to your VIE, how these restrictions affect your operations, what steps you are taking to account for these restrictions going forward and what risks may ensue. In this analysis discuss all restrictions imposed by Circular 142

and Circular 45, including but not limited to those regarding the use of RMB converted from foreign currency denomination, and detail how each does or does not apply to your operations considering your corporate structure.

2. Detail logistically how you will provide any necessary financial support to your VIE including but not limited to how cash will be transferred, to which corporate entities or individuals acting as intermediaries and how those funds will be transferred to your VIE. Citing the appropriate authority, detail the maximum amounts or caps under PRC rules, regulations, circulars and notices, for the distinct periods to which these entities and individuals will be subject (e.g., annually) and how these amounts will work to provide the necessary funding to your VIE. We note that your disclosure on page 86 appears to be limited to the restrictions on using funds to make equity investments.

"A lawsuit initiated by the ex-wife of Mr. Gary Wei Wang…," page 91

3. We note your response to comment 8 from our letter dated June 7, 2012. Revise your disclosure to clearly state that Mr. Wang's indemnification of the company pursuant to the undertaking letter would not protect the equity interest in Quan Toodou should the court determine to subject such assets to its enforcement measures. In addition, please provide us with a copy of the voting agreement referenced in your risk factor and explain why such voting agreement was not filed with Tudou's Form 20-F filed March 30, 2012.

4. We note your response to comment 10 from our letter dated June 7, 2012. Please expand your disclosure to address the risk that Tudou may need to institute court proceedings to recover any losses it may incur as a result of Mr. Wang' failure to timely perform his obligations. Your revised disclosure should address the risk that such proceedings have an uncertain outcome and may be costly to the company. In addition, further revise your disclosure to state that although the call option is currently effective, in the future Reshuffle Technology may not be able to exercise the call option to request Mr. Wang to transfer all or part of his equity interest in Quan Toodou to a person it designates if the court determines to reinstate the conservatory measures previously imposed on such interests.

Miscellaneous, page 138

5. We note your response to comment 14 from our letter dated June 7, 2012. Please revise your disclosure on page 139 to clearly and prominently state that the discretionary fee Morgan Stanley is eligible to receive is undefined.

Material U.S. Federal Income Tax Consequences of the Merger, page 142

6. We note your response to comment 15 from our letter dated June 7, 2012. While we understand the uncertainty with respect to the outcome of the PFIC determination, we continue to believe that counsel's opinion regarding whether the merger will be treated as

a "reorganization" cannot be assumed and must be clearly disclosed in the prospectus. It is not sufficient to present shareholders the alternative consequences depending on differing applications of a provision of the tax code. Please revise the tax opinion to provide an opinion on this material tax issue. We note that counsel may provide an opinion that is subject to uncertainty, opining as to how the reorganization "should" be treated.

Tudou Corporate Structure Matters, page 165

7. We note your response to comment 16 from our letter dated June 7, 2012. Please disclose the full name of the MIIT, as referenced in your revised disclosure. In addition, we note your disclosure that Tudou is obligated to use its reasonable best efforts to cause the nominee shareholders of its variable interest entities to be transferred to persons designated by Youku prior to the closing of the transaction. However, we also note your statement that the transaction may be delayed if Tudou fails to do this on or prior to the closing. Please revise your disclosure to clarify whether the transaction will take place prior to completion of these transfers. Please include risk factor disclosure addressing either (i) the risks associated with the possible delay of the transaction as a result of the failure to obtain these transfers or, if applicable, (ii) the risk that the transaction may close prior to the transfer of these equity interests.

Contractual Arrangements with Quan Toodou and its Shareholders, page 208
Contractual Arrangements with Shanghai Suzao and its Shareholders, page 209
Contractual Arrangements with Beijing Tixian and its Shareholders, page 211

8. We note your response to comment 19 from our letter dated June 7, 2012 and your assertion that the equity pledge secures performance by the consolidated affiliated entities of "all of their respective obligations under the relevant contractual arrangements." With respect to each of the equity interest pledge agreements, please revise your disclosure to:

- Clarify how the court would determine the amount owed to Tudou under the relevant agreements should Tudou enforce the equity pledge. For example, under the service agreements it appears that the amount owed to Tudou would be equal to the service fees owed under the agreements, which is materially less than the revenues of the variable interest entities that are attributed to Tudou in its financial statements.

- Outline the remedies available to the WFOE and how the registered equity pledge debt amount would be treated by which Chinese agency or authority, i.e., property exchange where auction would occur, were the WFOE to act to dispose of the registered equity pledge interest represented by the debt amount listed therein.

- Separately, review how the remaining scope of the agreed equity pledge in the equity pledge agreement, representing the amount in excess of the debt amount listed on the registered equity pledge, would be determined and by which Chinese agency or authority, including local Chinese courts. Address the risks to the WFOE of satisfaction of those amounts as a result of same. State the method and venue of the determination of the scope or amount of the registered equity pledge debt amount and the scope of the agreed equity pledge separately represented by the equity pledge agreement, and the difference in remedies available to the WFOE during pursuit of the two.

- As previously requested, please state the amount each registered equity pledge lists as secured and disclose what that amount represents.  We continue to believe that the secured debt amount listed on the registered equity pledge is material and disclosure is important to clarify the purpose and effect of the VIE agreements upon which you rely.

Please contact Jessica Plowgian, Attorney-Adviser at (202) 551-3367 or Celeste M. Murphy, Legal Branch Chief at (202) 551-3257 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

Cc:  Julie Gao, Esq.